UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

 (Amendment No. 3)

Rand Logistics, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

752182105

(CUSIP Number)

Todd Emmerman, Esq. Katten Muchin Rosenman LLP 575 Madison Avenue New York, NY 10022 (212) 940-8873

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐

Note:   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.
_______________

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 752182105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Laurence S. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,269,395 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 1,269,395 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,269,395 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.10%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 752182105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rand Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 789,694 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 789,694 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 789,694 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.47%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

Item 1.  Security and Issuer.

This Amendment No. 3 amends the Schedule 13D filed with the SEC on March 30, 2006, as amended by Amendment No. 1 on November 14, 2008 and as further amended by Amendment No. 2 on July 27, 2010 (collectively, the “Schedule 13D”).   Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

Item 2. Identity and Background

Section (b) of Item 2 is hereby amended and restated as follows:

(b)  (i) Mr. Levy's principal business address is 500 Fifth Avenue, 50th Floor, New York, New York 10110.

      (ii) Management's address is 40 Olmsted Road, Scarsdale, New York 10583.

Item 3.  Source and Amount of Funds or Other Consideration.

Section (i) of Item 3 is hereby amended by adding the following after the final paragraph thereof:

Mr. Levy acquired (i) 1,000 shares of Common Stock in open market transactions on August 16, 2010 for an aggregate purchase price of $4,840, (ii) 1,010 shares of Common Stock in open market transactions on August 17, 2010 for an aggregate purchase price of $4,888.40, (iii) 4,210 shares of Common Stock in open market transactions on August 18, 2010 for an aggregate purchase price of $15,108.49, (iv) 4,119 shares of Common Stock in open market transactions on September 1, 2010 for an aggregate purchase price of $19,771.20, (v) 881 shares of Common Stock in open market transactions on September 2, 2010 for an aggregate purchase price of $4,228.80 and (vi) 15,500 shares of Common Stock in a privately negotiated transaction on February 17, 2011 for an aggregate purchase price of $97,030.  All of such purchases were made from Mr. Levy’s personal funds.

On April 8, 2011, the Company granted Mr. Levy  33,984 shares of Common Stock pursuant to a Restricted Share Award Agreement dated as of April 8, 2011 (the “2011 Award Agreement”).  The 2011 Award Agreement contains substantially similar terms to the Award Agreement set forth in Item 6 below.  A copy of the 2011 Award Agreement is attached hereto as Exhibit 11 and is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 are hereby amended and restated to read as follows:

(a)           (i) Mr. Levy beneficially owns 1,269,395 shares of Common Stock, comprised of 789,694 shares of Common Stock that are held by Management, the sole member of which is a trust of which Mr. Levy is Trustee, 274,026 shares of Common Stock held directly by Mr. Levy and 205,675 shares that are issuable upon the exercise by Mr. Levy of stock options that are presently exercisable or exercisable within 60 days of the date hereof.  Such shares constitute approximately 7.10% of the shares of Common Stock outstanding.

(ii) Management beneficially owns 789,694 shares of Common Stock, constituting approximately 4.47% of the shares of Common Stock outstanding.

(b)           (i) Mr. Levy has sole voting and dispositive power over the 274,026 shares of Common Stock he owns directly and 205,675 shares that are issuable upon the exercise by Mr. Levy of stock options that are presently exercisable or exercisable within 60 days of the date hereof.

(ii) Management has sole voting and dispositive power over the 789,694 shares owned by it, which power is exercisable by Mr. Levy as Trustee of Management’s sole member.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 11.  Restricted Share Award Agreement, by and between Rand Logistics, Inc. and Laurence S. Levy dated April 8, 2011.*

*Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 3, 2011

/s/ Laurence S. Levy
Laurence S. Levy

RAND MANAGEMENT LLC By: Laurence Levy Irrevocable Trust, as sole member

/s/ Laurence S. Levy
By: Laurence S. Levy Title: Trustee